Ephren W. Taylor II
140 Riverside Blvd, # 2404
New York, NY 10069

November 16, 2010

To: Board of Directors
Incoming Inc.
244 5th Ave Ste V235
New York, NY 10001

Gentleman:

I write this letter to tender my resignation as member of the Board of Directors of Incoming, Inc effective immediately. It has been my honor to serve on the Board and I wish the Company, and each of its Board members and Officers the greatest of success with the future endeavors of the Company.

Sincerely,

Ephren W. Taylor II